EXHIBIT 99.1

FirstService Increases Credit Facility to $500 Million

TORONTO, May 28, 2014 (GLOBE NEWSWIRE) -- FirstService Corporation (Nasdaq:FSRV) (TSX:FSV) today announced that it has increased its revolving credit facility to $500 million from $350 million. The $150 million increase was substantially oversubscribed by its syndicate of banks including TD Bank, J.P Morgan Chase Bank, Bank of Montreal, Bank of Nova Scotia, HSBC Bank Canada, Bank of America, US Bank, Canadian Imperial Bank of Commerce, National Bank of Canada and The Royal Bank of Canada.

The increased facility will be utilized for general corporate purposes and otherwise all terms and conditions remained unchanged.

"This substantial increase in our revolver will provide greater flexibility and financial capacity to fund our growth objectives and complements the long-term debt capital of $150 million raised privately in January of last year," said John B. Friedrichsen, Senior Vice President & CFO. "We are delighted with the support we have received from our lenders and the confidence they have in our long-term strategy of creating value for our shareholders," he added.

"Securing $150 million of additional debt capital is a strong endorsement of FirstService and our financial strength, diversification, and historical track record of success," said Jay S. Hennick, Founder & CEO. "This increase together with our ambitious, but disciplined growth strategy, proven business model, and focus on global real estate services, will allow us to continue to deliver strong returns for our shareholders in the future as we have done since becoming a public company in 1993," he concluded.

ABOUT FIRSTSERVICE CORPORATION

FirstService Corporation is a global leader in the rapidly growing real estate services sector, one of the largest markets in the world. FirstService manages more than 2.5 billion square feet of residential and commercial properties through its three industry-leading service platforms: Colliers International - one of the largest global players in commercial real estate services; FirstService Residential - North America's largest manager of residential communities; and FirstService Brands - one of North America's largest providers of essential property services delivered through individually branded franchise systems and company-owned operations.

FirstService generates more than US$2.3 billion in annual revenues and has more than 24,000 employees world-wide. With significant insider ownership and an experienced management team, FirstService has a long-term track record of creating value and superior returns for shareholders since becoming a publically listed company in 1993. The common shares of FirstService trade on the NASDAQ under the symbol "FSRV" and on the Toronto Stock Exchange under the symbol "FSV". More information is available at www.ﬁrstservice.com.

FORWARD-LOOKING STATEMENTS

Certain statements included in this release contain words such as "could", "expects", "expectations", "may", "anticipates", "believes", "intends", "estimates" and "plans" (and similar expressions) and constitute "forward-looking statements" within the meaning of applicable securities law. These statements are based on FirstService's current expectations, estimates, forecasts and projections about the operating environment, economies and markets in which FirstService and its subsidiaries operate. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which are difficult to predict and may cause the actual results, performance or achievements of FirstService, or outcomes or results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions which will, among other things, impact demand for the FirstService's services, service industry conditions and capacity and the cost of providing services; the ability of FirstService to implement its business strategy, including FirstService's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations (especially safety and environmental laws and regulations); and other factors which are described in FirstService's filings with the U.S. Securities and Exchange Commission and Canadian regulatory authorities. These statements, although considered reasonable by FirstService at the date of this press release, may prove to be inaccurate and consequently FirstService's actual results could differ materially from its expectations as set out or implied in this release. Unless otherwise required by applicable securities laws, FirstService disclaims any intention or obligation to update or revise any forward-looking statements.

CONTACT: COMPANY CONTACTS:

         Jay S. Hennick
         Founder & CEO
         FirstService Corporation
         (416) 960-9500

         John B. Friedrichsen
         Senior Vice President & CFO
         FirstService Corporation
         (416) 960-9500